May 30, 2006


Mail Stop 4561

David H. Roberts
Securities and Exchange Commission
Washington DC  20549

Re:  AEI Real Estate Fund XV
     Preliminary Proxy Statement on Schedule 14A
     Registration No. 0-14089
     Filed on May 11, 2006

Dear Mr. Roberts:

     Thank you for discussing your comments on the above consent statement of AEI Real Estate Fund XV and for agreeing to review proposed responses before filing of final proxy material. I have attached a copy of the consent statement as revised to attempt to comply with your comments. As part of the changes we are proposing, we redrafted the consent statement consistent with plain English. Because this would have required the entire four page statement to have been marked, we were unable to include a helpful marked copy.

     In your comment letter dated May 22, 2006, you suggested that:

     1.  Fund XV update its disclosure to comply with Item 14 of
Schedule 14A, specifically highlighting financial information, a background of the proposed action, a discussion of the business of the limited partnership and a discussion of any appraisal received.

     In response to your comment, we have (i) rewritten the background section of the consent statement to include, in the first paragraph, a short history of Fund XV that provides a background for the liquidation proposal; (ii) added financial information at and for the quarters ended December 31, 2005 and March 31, 2006 to the caption entitled "Reasons for and Effects of the Proposal-Financial Information"; and (iii) confirmed in the second sentence under the caption "Reasons for and Effects of the Proposal-Properties and Effects of the Liquidation Proposal" that no appraisals or other valuations were obtained.

     As we discussed, these programs were formed to purchase commercial properties with cash (no leverage), to hold the properties, and to commence selling the properties 8 to 12 years after acquisition of properties, or when market conditions permit. We have attempted to make this clear in the background section and to make clear that this is the logical conclusion of the purpose of the program.

     The financial information we have included is limited to the period commencing on the date on which Fund XV began accounting for its operations on a liquidation basis.
     Please note that Item 301 of Regulation SK technically does not apply to this registrant, which is an S-B filer. Therefore, we believe that Item 14 technically requires financial information only to the extent "material." Information regarding the operational results prior to commencement of the liquidation process is not consistent, and not comparable, to the presentation on a liquidation basis. Further, we believe that the only information currently relevant to a limited partner is information presented in the statements on a liquidation basis: that is, what cash is being generated, or likely to be generated, in liquidation and what cash is likely to be consumed by expenses in liquidation.

     2. You asked that Fund XV describe the amount of proceeds from sale of the Children's World; add, if relevant, a tabular description of any penalties and deductions from those proceeds; and add similar disclosure relative to the Razzoo's property.

     As we discussed, these properties are not encumbered by any indebtedness and the net proceeds for sale of the Children's World, after payment of all sale expenses, was disclosed in the consent statement as originally filed. In response to your comment, we have revised the consent statement to make clear that the $1,850,000 represents net proceeds. We have also made clear that these proceeds, less a reserve for continuing operations in liquidation, will be distributed shortly. Referencing the carrying value in liquidation, we have also made clear what Fund XV estimates will be the proceeds from sale of the Razzoo's and that those proceeds will be distributed shortly after the sale of the Razzoo's (the timing of which cannot be predicted because no purchaser has committed).

     3. You asked that we disclose whether Fund XV will continue in operation after liquidation and whether a separate dissolution vote will be required.

     In response to your comment, we have made clear, in the last two sentences under the caption "Reasons for and Effects of the Proposal-Properties and Effects of the Liquidation Proposal" that Fund XV will cease operations and be dissolved after the last sale and that, consistent with the limited partnership agreement, no vote is required.

Please know that if these changes appear appropriate, conforming changes will be made in the consent statement for AEI Real Estate Fund XVII, on which you also commented. Both consent statements would be submitted as revised proxy material under cover letter confirming the SEC's Tandy representation.

     If you have any questions regarding what we have provided, please do not hesitate to call me at 612-340-8706 or Pat Keene, CFO of AEI, at 651-225-7738.

                                   Very truly yours,

                                 /s/ Thomas Martin
                                     Thomas Martin